UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 31, 2017

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three month periods ended March 31, 2017 and 2016. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2016 annual report filed on Form 20-F with the Securities and Exchange Commission (the “2016 Form 20-F”) and the condensed consolidated financial statements and the accompanying notes included in this Form 6-K.

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, and future dividends or distributions, should be considered forward-looking. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Logistics at the time this filing was made. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics. Actual results may differ materially from those expressed or implied by such forward-looking statements. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) demand and/or charter and contract rates for our vessels and port facilities; (ii) production or demand for the types of dry and liquid products that are transported by our vessels or stored in our ports; (iii) operating costs including, but not limited to, changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; (iv) changes in interest rates; and other factors listed from time to time in the Navios Logistics’ filings with the Securities and Exchange Commission, including its Form 20-Fs and Form 6-Ks. Navios Logistics expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Logistics’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Recent Developments

On May 18, 2017, Navios Logistics acquired two product tankers, Ferni H (16,871 DWT) and San San H (16,871 DWT) for $11.2 million which were previously under capital lease with an obligation to purchase in 2020. The remaining capital lease obligation was terminated after the acquisition of the vessels. The acquisition of the two product tankers was financed with a $14.0 million five year term loan.

Overview

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We are one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 338 barges and pushboats (including three pushboats to be delivered) that operate in our barge business and eight vessels, including six oceangoing tankers, one bunker vessel and one river and estuary tanker to be delivered in the first quarter of 2018, which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

Ports

Navios Logistics owns two port storage and transfer facilities, one for agricultural, forest and mineral-related exports in Nueva Palmira Free Zone, Uruguay, and the other for refined petroleum products in San Antonio, Paraguay. Navios Logistics’ port facilities in Nueva Palmira have a total storage capacity for grains of 460,000 metric tons, and a stockpile capacity of 700,000 tons for mineral ores. Its port facility in San Antonio has a total storage capacity of 45,660 cubic meters.

Fleet

Navios Logistics’ current core fleet consists of a total of 346 vessels, barges and pushboats of which 344 are owned and two are chartered-in. Of the 344 owned vessels, barges and pushboats, three pushboats are expected to be delivered in the third quarter of 2017, and a river and estuary tanker is expected to be delivered in the first quarter of 2018.

Two chartered-in tank barges in the Company’s current core fleet are chartered-in under long-term charter-in contracts with an average remaining duration of approximately 2.9 years. Charter-in contracts with duration of more than one year at inception are considered to be long-term.

The following is the current core fleet as of May 31, 2017:

Navios Logistics Fleet Summary (owned and chartered-in)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/Brake Horsepower (BHP)	Description
Pushboat fleet (1)	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	272	481,350 DWT	Dry Cargo
Tank Barges (2)	36	114,945 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	338

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
Heman H	2012	1,693	Double-hulled Product Tanker
TBN(3)	2018	5,000	Double-hulled Product Tanker

Total		87,917

(1)	Three pushboats are expected to be delivered in the third quarter of 2017.
(2)	Two tank barges are chartered-in with total capacity of 1,610 m3.
(3)	New building river and estuary tanker expected to be delivered in the first quarter of 2018.

Chartering Arrangements

Navios Logistics continually monitors developments in the shipping industry and makes decisions based on an individual vessel and segment basis, as well as on its view of overall market conditions, in order to implement its overall business strategy. In the Barge Business, Navios Logistics typically operates under a mix of time charters and contracts of affreightment (“CoAs”) with durations of one to five years (some of which have minimum guaranteed volumes) and spot contracts. In the Cabotage Business, Navios Logistics typically operates under time charters with durations in excess of one year. Some of Navios Logistics’ charters provide fixed pricing, minimum volume requirements and labor cost and fuel price adjustment formulas.

Factors Affecting Navios Logistics’ Results of Operations

Contract Rates

The shipping and logistics industry has been highly volatile in the recent past. In order to have full utilization of its fleet and storage capacity, the Company must be able to renew the contracts on its fleet and ports upon the expiration or termination of current contracts. This ability depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As Navios Logistics specializes in the transportation and storage of liquid cargoes and dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit Navios Logistics’ ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports and stores, and this could result in a reduction in demand for its services.

Foreign Currency Transactions

Navios Logistics’ operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. Navios Logistics uses the U.S. dollar as its functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Navios Logistics’ subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact some of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, respectively; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Navios Logistics’ vessel, barge and pushboat business, Navios Logistics has negotiated, and will continue to negotiate, crew cost adjustment and fuel price adjustment clauses; however, in some cases, the prices that Navios Logistics pays for fuel and crew costs are temporarily not aligned with the adjustments that Navios Logistics obtains under its freight contracts.

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the barge business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect Navios Logistics’ operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact Navios Logistics’ ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the oceangoing vessels’ logistics operations. Navios Logistics’ liquid port terminal operations in Paraguay and its cabotage business are not significantly affected by seasonality as the operations of the liquid port and cabotage business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segments

Navios Logistics reports its operations based on three reportable segments: the Port Terminal Business, the Barge Business and the Cabotage Business. The Port Terminal Business segment includes the dry and liquid port terminal operations, the Barge Business segment includes Navios Logistics’ river fleet and the Cabotage Business segment includes the product tankers.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2017 and 2016. This information was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended March 31, 2017 (unaudited)	Three Month Period ended March 31, 2016 (unaudited)
Time charter, voyage and port terminal revenues	$35,789	$47,580
Sales of products	8,012	7,639
Time charter, voyage and port terminal expenses	(6,567)	(7,711)
Direct vessel expenses	(17,528)	(16,699)
Cost of products sold	(7,453)	(6,826)
Depreciation and amortization	(6,090)	(6,674)
General and administrative expenses	(3,521)	(3,298)
Interest expense and finance cost, net	(5,781)	(6,204)
Gain on sale of assets	1,030	—
Other expense, net	(1,382)	(1,157)

(Loss)/income before income taxes	$(3,491)	$6,650
Income tax benefit /(expenses)	484	(976)

Net (loss)/income	$(3,007)	$5,674

Other Operating Data
Dry Port—dry cargo tons moved	666,000	867,100
Liquid Port—cubic meters of stored liquid cargos	53,501	39,377
Liquid Port—cubic meters of sales of products	14,242	13,539
Barge—cubic meters of liquid cargos	97,445	77,340
Barge—dry cargo tons	242,501	523,103
Cabotage—cubic meters of liquid cargos	232,233	349,087
Cabotage—available days	591	637
Cabotage—operating days	343	540
Revenues per Segment
Port Business	$15,588	$16,039
Revenue—dry port	$6,841	$7,654
Revenue—liquid port	$735	$746
Sales of products—liquid port	$8,012	$7,639
Barge Business	$18,984	$26,589
Cabotage Business	$9,229	$12,591

For the three month period ended March 31, 2017 compared to the three month period ended March 31, 2016

Time Charter, Voyage and Port Terminal Revenues: For the three month period ended March 31, 2017, Navios Logistics’ time charter, voyage and port terminal revenues decreased by $11.8 million or 24.8% to $35.8 million, as compared to $47.6 million for the same period during 2016. Revenue from the barge business decreased by $7.6 million or 28.6% to $19.0 million for the three month period ended March 31, 2017, as compared to $26.6 million for the same period during 2016, mainly due to the decreased volume of dry cargo transported. Revenue from the cabotage business decreased by $3.4 million or 26.7% to $9.2 million for the three month period ended March 31, 2017, as compared to $12.6 million for the same period during 2016, mainly due to less operating days. Revenue from the port terminal business decreased by $0.8 million or 9.8% to $7.6 million for the three month period ended March 31, 2017, as compared to $8.4 million for the same period during 2016. The decrease was mainly attributable to a decrease in the volume of cargo moved in the dry port terminal.

Sales of Products: For the three month period ended March 31, 2017, Navios Logistics’ sales of products increased by $0.4 million or 4.9% to $8.0 million, as compared to $7.6 million for the same period during 2016. This increase was attributable to the increase in the Paraguayan liquid port’s volume of products sold.

Time Charter, Voyage and Port Terminal Expenses: For the three month period ended March 31, 2017, time charter, voyage and port terminal expenses decreased by $1.1 million or 14.8% to $6.6 million as compared to $7.7 million for the same period during 2016. Time charter and voyage expenses of the barge business for the three month period ended March 31, 2017 decreased by $1.1 million or 26.6% to $3.4 million, as compared to $4.5 million for the same period during 2016. This was mainly attributable to the less number of trips performed. Port terminal expenses decreased by $0.2 million or 6.6% to $2.7 million for the three month period ended March 31, 2017 as compared to $2.9 million for the same period in 2016. Time charter and voyage expenses of the cabotage business increased by $0.2 million or 96.2% to $0.5 million for the three month period ended March 31, 2017 as compared to $0.3 million for the same period in 2016.

Direct Vessel Expenses: Direct vessel expenses increased by $0.8 million or 5.0% to $17.5 million for the three month period ended March 31, 2017, as compared to $16.7 million for the same period in 2016. Direct vessel expenses of barge business increased by $1.0 million or 12.6% to $9.1 million for the three month period ended March 31, 2017, as compared to $8.1 million for the same period in 2016. This increase was mainly attributable to increased payroll and related costs and repair and maintenance expenses. The overall increase was mitigated by a decrease in the cabotage business of $0.2 million or 2.3% to $8.4 million for the three month period ended March 31, 2017, as compared to $8.6 million for the same period in 2016. This decrease was mainly attributable to reduced crew costs. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the three month period ended March 31, 2017, Navios Logistics’ cost of products sold increased by $0.7 million or 9.2% to $7.5 million, as compared to $6.8 million for the same period during 2016. This increase was mainly attributable to the increase in the Paraguayan liquid port’s volume of products sold.

Depreciation and Amortization: Depreciation and amortization expense decreased by $0.6 million or 8.8% to 6.1 million for the three month period ended March 31, 2017, as compared to $6.7 million for the same period in 2016. The depreciation of tangible assets and the amortization of intangible assets for the three month period ended March 31, 2017 amounted to $5.2 million and $0.9 million, respectively, as compared to the depreciation of tangible assets and the amortization of intangible assets for the same period in 2016 which amounted to $5.7 million and $1.0 million, respectively. Depreciation and amortization in the barge business decreased by $0.4 million or 7.9% to $4.5 million for the three month period ended March 31, 2017, as compared to $4.9 million for the same period during 2016, mainly due to certain barges having been fully depreciated. Depreciation and amortization in the port business decreased by $0.3 million or 27.5% to $0.8 million for the three month period ended March 31, 2017, as compared to $1.1 million for the same period during 2016. The overall decrease was mitigated by an increase of $0.1 million or 15.4% to $0.8 million for the three month period ended March 31, 2017 in the depreciation and amortization of the cabotage business, as compared to $0.7 million for the same period during 2016.

General and Administrative Expenses: General and administrative expenses increased by $0.2 million or 6.8% to $3.5 million for the three month period ended March 31, 2017, as compared to $3.3 million for the same period during 2016, mainly attributable to an increase in payroll and related costs.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net decreased by $0.4 million or 6.8% to $5.8 million for the three month period ended March 31, 2017, as compared to $6.2 million for the same period of 2016, mainly due to the increased amount of interest capitalised. For the three month period ended March 31, 2017, interest expense amounted to $5.5 million and other finance costs amounted to $0.3 million. For the three month period ended March 31, 2016, interest expense amounted to $6.1 million, other finance costs amounted to $0.3 million and interest income amounted to $0.2 million.

Other Expense, Net: Other expense, net increased by $0.2 million or 19.5% to $1.4 million for the three month period ended March 31, 2017, as compared to $1.2 million for the same period of 2016. Other expense, net in the cabotage business increased by $0.4 million or 80.0% to $0.9 million for the three month period ended March 31, 2017, as compared to $0.5 million for the same period during 2016, mainly due to foreign exchange differences. Other expense, net in the port business increased by $0.1 million or 183.8% to $0.1 million for the three month period ended March 31, 2017, as compared to zero for the same period during 2016, mainly due to the decrease in foreign exchange differences. The overall increase was mitigated by a decrease of $0.3 million or 34.6% in other expense, net in the barge business to $0.4 million for the three month period ended March 31, 2017, as compared to $0.7 million for the same period during 2016, mainly due to the income recorded from the arbitration award.

Gain on sales of assets: Gain on sales of assets amounted to $1.0 million for the three month period ended March 31, 2017, as compared to zero for the same period during 2016, mainly attributable to the sale of two self-propelled barges.

Income Tax benefit/(expense): Income tax benefit increased by $1.5 million or 149.6% to $0.5 million for the three month period ended March 31, 2017, as compared to $1.0 million income tax expense for the same period of 2016. The barge business had an increase of $1.3 million or 178.3% to $0.6 million tax benefit for the three month period ended March 31, 2017 as compared to $0.7 million income tax expense for the same period in 2016. The cabotage business had a decrease of $0.2 million or 68.1% to $0.1 million income tax expense for the three month period ended March 31, 2017 as compared to $0.3 million income tax expense for the same period in 2016.

Liquidity and Capital Resources

Navios Logistics has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under its credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. Navios Logistics anticipates that cash on hand, internally generated cash flows, borrowings under future credit facilities and issuance of other debt will be sufficient to fund its operations, including working capital requirements. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “Working Capital Position,” “Capital Expenditures,” “Contractual Obligations” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Logistics’ working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Logistics for the three month periods ended March 31, 2017, and 2016.

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2017 (unaudited)	Three Month Period Ended March 31, 2016 (unaudited)
Net cash provided by operating activities	$21,848	$17,605
Net cash used in investing activities	(16,055)	(20,254)
Net cash (used in)/provided by financing activities	(1,245)	10,501

Increase in cash and cash equivalents	4,548	7,852
Cash and cash equivalents, beginning of the period	65,182	81,507

Cash and cash equivalents, end of period	$69,730	$89,359

Cash provided by operating activities for the three month period ended March 31, 2017 as compared to cash provided by operating activities for the three month period ended March 31, 2016:

Net cash from operating activities increased by $4.2 million to $21.8 million of cash provided by operating activities for the three month period ended March 31, 2017, as compared to $17.6 million of cash provided by operating activities for the same period in 2016. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2017 (unaudited)	Three Month Period Ended March 31, 2016 (unaudited)
Net (loss)/income	$(3,007)	$5,674
Depreciation of vessels, port terminals and other fixed assets	5,224	5,722
Amortization of intangible assets and liabilities	866	952
Amortization of deferred financing costs	259	311
Amortization of deferred drydock costs	1,698	1,598
Provision for losses on accounts receivable	254	106
Gain on sale of assets	(1,030)	—
Income taxes	(484)	976

Net income adjusted for non-cash items	$3,780	$15,339

Net income is also adjusted for changes in operating assets and liabilities in order to determine net cash provided by operating activities.

The positive change in operating assets and liabilities of $18.1 million for the three month period ended March 31, 2017 resulted from a $11.9 million decrease in accounts receivable including the $21.5 million cash received in March 2017 following the favorable rating of the arbitration proceedings in New York (see also “Legal Proceedings”), a $6.7 million increase in accrued expenses, a $2.9 million decrease in restricted cash, a $2.1 million increase in deferred income, a $1.0 million decrease in long term assets, a $0.6 million decrease in inventories and a $0.1 million decrease Note receivable. The positive change in operating assets and liabilities was partially offset by a $3.8 million increase in accounts payable, a $2.0 million increase of payments for drydock and special survey costs, a $1.1 million increase in prepaid expenses, a $0.2 million decrease in amounts due to affiliate companies and a $0.1 million decrease in long term liabilities.

The positive change in operating assets and liabilities of $2.3 million for the three month period ended March 31, 2016 resulted from a $6.6 million increase in accrued expenses, a $2.7 million increase in accounts payable, a $0.8 million increase in deferred income and a $0.2 million decrease in other long-term assets. The positive change in operating assets and liabilities was partially offset by a $3.1 million increase in accounts receivable, a $1.5 million increase in prepaid expenses, a $1.3 million decrease in amounts due to affiliate companies, a $1.0 million increase in inventories, a $0.6 million decrease in long-term liabilities and $0.5 million of payments for drydock and special survey costs.

Cash used in investing activities for the three month period ended March 31, 2017 as compared to the three month period ended March 31, 2016:

Net cash used in investing activities decreased by $4.2 million to $16.1 million for the three month period ended March 31, 2017, from $20.3 million for the same period in 2016.

Cash used in investing activities for the three month period ended March 31, 2017 was mainly the result of (a) $9.0 million in payments for the expansion of the Company’s dry port terminal, (b) $4.0 million in payments for the construction of the Company’s three new pushboats, (c) $1.3 million in payments for the construction of a river and estuary tanker and (d) $1.8 million in payments for the purchase of other fixed assets.

Cash used in investing activities for the three month period ended March 31, 2016 was mainly the result of (a) $17.4 million in payments for the expansion of the Company’s dry port terminal, (b) $0.5 million in payments for the construction of the Company’s three new pushboats, (c) $1.1 million in payments for the conversion of two dry barges to tank barges, (d) $0.8 million in payments for the purchase of covers for the Company’s dry barges and (e) $0.5 million in payments for the purchase of other fixed assets.

Cash used in financing activities for the three month period ended March 31, 2017 as compared to cash provided by financing activities for the three month period ended March 31, 2016:

Net cash used in financing activities increased by $11.7 million to $1.2 million cash used in financing activities for the three month period ended March 31, 2017, as compared to $10.5 million of cash provided by financing activities for the same period of 2016.

Cash used in financing activities for the three month period ended March 31, 2017 was due to (a) $0.9 million of payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H and (b) $1.0 million of payments for the repayment of the Notes Payable, partially mitigated by $0.7 million of proceeds from Notes Payable.

Cash provided by financing activities for the three month period ended March 31, 2016 was due to $10.9 million of proceeds from Notes Payable, partially mitigated by $0.4 million of payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H.

EBITDA Reconciliation to Net (loss)/income

EBITDA represents net (loss)/income plus interest and finance costs plus depreciation and amortization and income taxes. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with U.S. GAAP or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Three Month Period Ended March 31, 2017

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss)	$3,098	$(2,836)	$(3,269)	—	$(3,007)
Depreciation and amortization	807	810	4,473	—	6,090
Amortization of deferred drydock costs	—	958	740	—	1,698
Interest expense and finance costs, net	452	1,137	4,192	—	5,781
Income tax expense/(benefit)	—	81	(565)	—	(484)

EBITDA	$4,357	$150	$5,571	$—	$10,078

Three Month Period Ended March 31, 2016

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Unallocated Interest (unaudited)	Total
Net income/(loss)	$4,188	$808	$1,284	$(606)	$5,674
Depreciation and amortization	1,113	702	4,859	—	6,674
Amortization of deferred drydock costs	—	940	658	—	1,598
Interest expense and finance costs, net	312	1,252	4,034	606	6,204
Income tax expense	—	254	722	—	976

EBITDA	$5,613	$3,956	$11,557	$—	$21,126

EBITDA decreased by $11.0 million to $10.1 million for the three month period ended March 31, 2017, as compared to $21.1 million for the same period of 2016. This decrease was mainly due to (a) a $11.8 million decrease in time charter, voyage and port terminal revenues of which $7.6 million was attributable to the barge business, $3.4 million was attributable to the cabotage business and $0.8 million was attributable to the port terminal business, (b) a $0.7 million increase in cost of products sold in the port terminal business, (c) a $0.7 million increase in direct vessels expenses (excluding the amortization of deferred drydock and special survey costs) of which, $0.9 million increase was attributable in barge business, partially mitigated by a $0.2 million decrease in the cabotage business, (d) a $0.2 million increase in general and administrative expenses of which $0.3 million was attributable to the port business, partially mitigated by a $0.1 million decrease attributable in barge business and (e) a $0.2 million increase in other expense, net attributable to a $0.4 million increase in the cabotage business, a $0.1 million increase in port business, partially mitigated by a $0.3 million decrease in the barge business. The decrease was partially offset by (a) a $1.2 million decrease in time charter, voyage and port terminal expenses of which $1.1 million was attributable to the barge business, $0.2 million was attributable to the port terminal business, partially mitigated by an increase of $0.2 million in the cabotage business (b) an $1.0 million increase in gain on sales of assets in barge business and (c) a $0.4 million increase in sales of products sold in the port terminal business.

Long-term Debt Obligations and Credit Arrangements

Senior Notes

On April 22, 2014, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and together with Navios Logistics, the “Co-Issuers”) issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 (the “2019 Senior Notes”) and pay related transaction fees and expenses. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which do not guarantee the 2022 Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Interest expense associated with the 2022 Senior Notes amounted to $6.8 million for the three month period ended March 31, 2017 ($6.8 million for the three month period ended March 31, 2016).

The indenture contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The 2022 Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of March 31, 2017, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Notes payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of March 31, 2017, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $34.1 million.

Interest expense associated with the Notes Payable amounted to $0.5 million and $0.1 million for the three month period ended March 31, 2017, and 2016 respectively.

Other Indebtedness

On December 15, 2016, Navios Logistics entered into a facility with Banco Bilbao Vizcayan Argentaria Uruguay S.A. (“BBVA”) for an amount of $25.0 million, for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, starting on June 19, 2017, and secured by assignments of certain receivables. As of March 31, 2017, the outstanding amount of the loan was $25.0 million.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of March 31, 2017, the outstanding loan balance was $0.3 ($0.3 as of December 31, 2016). The loan facility bears interest at a fixed rate of 600 basis points. The loan will be repaid in monthly installments and the final repayment date must occur prior to August 10, 2021.

In May 2017, Navios Logistics entered into a term loan for an amount of $14.0 million to finance the acquisition of two tanker vessels. The term loan bears interest at a rate of LIBOR (180 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7.0 million on the last repayment date. The term loan requires compliance with certain covenants.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral.

We were in compliance with all the covenants as of March 31, 2017.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of March 31, 2017, based on the repayment schedule of the respective loan facilities (as described above).

Year	As of March 31, 2017 (Amounts in millions of U.S. dollars)
March 31, 2018	$7.3
March 31, 2019	8.6
March 31, 2020	9.7
March 31, 2021	10.8
March 31, 2022	11.4
March 31, 2023 and thereafter	386.6

Total	$434.4

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2017:

Contractual Obligations (Amounts in millions of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$7.3	$18.3	$22.2	$386.6	$434.4
Operating lease obligations (barges)	0.2	0.3	—	—	0.5
Capital lease obligations(2)	1.7	9.7	5.3	—	16.7
Acquisition of three pushboats(3)	7.3	—	—	—	7.3
Acquisition of estuary and river tanker(4)	12.3	—	—	—	12.3
Dry port expansion(5)	1.7	—	—	—	1.7
Rent obligations(6)	0.9	1.2	0.5	—	2.6

Total	$31.4	$29.5	$28.0	$386.6	$475.5

(1)	Represents principal payments on amounts drawn on our outstanding credit facilities, the Senior Notes and the Notes Payable, which bear interest at fixed or floating rates. The amounts in the table exclude expected interest payments of $30.3 million (less than 1 year), $58.7 million (1-3 years), $56.7 million (3-5 years) and $14.3 million (more than 5 years). Expected interest payments are based on the terms of the outstanding debt obligations and currently effective interest rates, where applicable.
(2)	Future remaining contractual payments for the two of our cabotage vessels under capital lease, the Ferni H and the San San H. See also “Recent Developments” for the acquisition of Ferni H and San San H and the new loan of $14.0 million drawn to finance this acquisition.
(3)	Future remaining contractual payments for the acquisition of three pushboats.
(4)	Future remaining contractual payments for the acquisition of an estuary and river tanker. Navios Logistics has secured a credit from the shipbuilder to finance up to 50% of the purchase price, with a maximum amount of $6.7 million (€6.2 million).
(5)	Future remaining contractual payments for work related to the expansion of Navios Logistics’ dry port facility. The amount in the table excludes $3.8 million already included in accounts payable in the accompanying unaudited condensed consolidated balance sheets.
(6)	We have several lease agreements with respect to our various operating offices. For a detailed discussion of Navios Logistics’ lease agreements, refer to “Item 4.D. Property, Plants and Equipment,” included in the Company’s 2016 Form 20-F.

Working Capital Position

On March 31, 2017, Navios Logistics’ current assets totaled $109.0 million, while current liabilities totaled $66.6 million, resulting in a positive working capital position of $42.4 million. Navios Logistics’ cash forecast indicates that Navios Logistics will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on Navios Logistics’ indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Capital Expenditures

On June 30, 2015, the Company entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5.3 million and $5.2 million, respectively, payable at the end of the extended period. As of March 31, 2017, the obligations for these vessels were accounted for as capital leases and the lease payments during the three month periods ended March 31, 2017 and 2016 were $0.9 million and $0.4 million, respectively. See also “Recent Developments” for the acquisition of Ferni H and San San H.

On February 11, 2014, the Company entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7.3 million for each pushboat. As of March 31, 2017, the Company had paid $20.2 million for the construction of the new pushboats which are expected to be delivered in the third quarter of 2017.

As of March 31, 2017, Navios Logistics had paid $148.8 million relating to the expansion of its dry port terminal in Uruguay, which included deposits for vessels, port terminals and other fixed assets and port terminal operating rights, including $8.7 million interest capitalized during construction. In total, including the contractual obligations as of March 31, 2017, Navios Logistics had paid or incurred $150.5 million relating to the expansion of its dry port terminal in Uruguay.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of €12.4 million ($13.1 million). As of March 31, 2017, the Company had paid $1.3 million for the construction of the river and estuary tanker, which is expected to be delivered in the first quarter of 2018.

Dividend Policy

The payment of dividends is at the discretion of Navios Logistics’ board of directors. Navios Logistics anticipates retaining most of its future earnings, if any, for use in its operations and the expansion of its business. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2022 Senior Notes.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

Concentration of Credit Risk

Accounts Receivable

Concentration of credit risk with respect to accounts receivables is limited due to the fact that Navios Logistics’ customers are established international operators and have an appropriate credit history, therefore, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the three month period ended March 31, 2017, four customers, Vale, Axion, Cammesa and YPF accounted for 18.5%, 16.1%, 12.5% and 10.5% of Navios Logistics’ revenues, respectively. For the three month period ended March 31, 2016, two customers, Vale and YPF, accounted for 31.5% and 10.4% of Navios Logistics’ revenues, respectively.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

See below, under “Legal Proceedings”, discussion about the dispute between the Company and Vale International S.A. (“Vale”), relating to the service contract for the iron ore port facility currently under construction in Nueva Palmira, Uruguay.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of nonperformance by financial institutions. Although Navios Logistics maintains cash deposits in excess of government-provided insurance limits, Navios Logistics minimizes its exposure to credit risk by dealing with a diversified group of major financial institutions.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. Navios Logistics is also committed to making rental payments under various operating leases for office and other premises.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2018.

Legal Proceedings

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

The Company had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. On February 10, 2017, a New York arbitration tribunal ruled in favor of Navios Logistics on this dispute with Vale and the latter was ordered to pay the Company $21.5 million, including all unpaid invoices, compensation for late payment of invoices, and reimbursement of legal fees incurred. The full amount was received in March 2017.

On March 30, 2016, the Company received written notice from Vale stating that Vale will not be performing the service contract entered into between Corporacion Navios S.A. and Vale on September 27, 2013, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. The Company initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

Related Party Transactions

Balance due from affiliates as of March 31, 2017 amounted to $0.1 million (December 31, 2016: $0.1 million due to affiliates) which includes the current amounts due from Navios Holdings.

General and administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In April 2016, we extended the duration of the Administrative Services Agreement until December 31, 2021. Total general and administrative fees charged for the three month period ended March 31, 2017 amounted to $0.3 million ($0.3 million for the three month period ended March 31, 2016).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges for the three month period ended March 31, 2017 and 2016 were less than $0.1 million and amounts payable were less than $0.1 million both as of March 31, 2017 and as of December 31, 2016.

Quantitative and Qualitative Disclosures about Market Risks

Navios Logistics is exposed to certain risks related to interest rates, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt Instruments— As of March 31, 2017 and December 31, 2016, Navios Logistics had a total of $434.4 million and $434.8 million, respectively, in long-term indebtedness. The debt is dollar denominated.

Interest rates on the loan facility of Hidronave S.A. and the 2022 Senior Notes are fixed and, therefore, changes in interest rates affect their fair value which as of March 31, 2017 was $0.3 million and $369.1 million, respectively, but do not affect the related interest expense. The interest on the Notes Payables and the BBVA loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of March 31, 2017, the Company’s floating rate loan facilities was $59.1 million. A change in the LIBOR rate of 100 basis points would increase interest expense for the year ended March 31, 2017 by $0.6 million.

For a detailed discussion of Navios Logistics’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Transactions:

For the three month periods ended March 31, 2017 and 2016 approximately 59.8% and 58.4%, respectively, of Navios Logistics’ expenses were incurred in currencies other than U.S dollars. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change Navios Logistics’ net income for the three month period ended March 31, 2017 by $0.2 million. See also “Factors Affecting Navios Logistics’ Results of Operations.”

Inflation and Fuel Price Increases

See “Factors Affecting Navios Logistics’ Results of Operations.”

Critical Accounting Policies

The Navios Logistics’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s 2016 Form 20-F.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	March 31, 2017 (unaudited)	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents		$69,730	$65,182
Restricted cash	6	—	2,900
Accounts receivable, net		20,764	32,913
Due from affiliate companies	7	98	—
Note receivable, current portion	3	200	—
Prepaid expenses and other current assets		10,896	9,792
Inventories		7,295	7,815

Total current assets		108,983	118,602

Deposits for vessels, port terminals and other fixed assets	3	153,314	136,891
Vessels, port terminals and other fixed assets, net	3	405,972	409,489
Intangible assets other than goodwill, net	4	62,685	63,551
Goodwill		104,096	104,096
Note receivable, net of current portion	3	705	—
Other long term-assets		21,855	22,551

Total noncurrent assets		748,627	736,578

Total assets		$857,610	$855,180

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$28,198	$29,915
Accrued expenses		22,651	15,901
Deferred income		6,666	4,517
Due to affiliate companies	7	—	54
Notes payable, current portion	5	4,665	4,532
Current portion of capital lease obligations	3	1,719	2,639
Current portion of long-term debt	5	2,669	1,819

Total current liabilities		$66,568	59,377

Senior notes, net	5	368,440	368,180
Notes payable, net of current portion	5	29,464	29,915
Long term-debt, net of current portion	5	22,635	23,502
Capital lease obligations, net of current portion	3	14,988	14,978
Income tax payable		453	435
Deferred tax liability		10,929	11,526
Other long-term liabilities		970	1,097

Total noncurrent liabilities		$447,879	449,633

Total liabilities		$514,447	509,010

Commitments and contingencies	6	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding for both, March 31, 2017 and December 31, 2016	8	20	20
Additional paid-in capital		303,441	303,441
Retained earnings		39,702	42,709

Total stockholders’ equity		343,163	346,170

Total liabilities and stockholders’ equity		$857,610	$855,180

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share and per share data)

	Notes	Three Month Period Ended March 31, 2017 (unaudited)	Three Month Period Ended March 31, 2016 (unaudited)
Time charter, voyage and port terminal revenues		$35,789	$47,580
Sales of products		8,012	7,639
Time charter, voyage and port terminal expenses		(6,567)	(7,711)
Direct vessel expenses		(17,528)	(16,699)
Cost of products sold		(7,453)	(6,826)
Depreciation and amortization	3,4	(6,090)	(6,674)
General and administrative expenses		(3,521)	(3,298)
Interest expense and finance cost, net		(5,781)	(6,204)
Gain on sale of assets		1,030	—
Other expense, net		(1,382)	(1,157)

(Loss)/income before income taxes		$(3,491)	$6,650
Income tax benefit/(expense)		484	(976)

Net (loss)/income		$(3,007)	$5,674

Basic and diluted net (loss)/earnings per share		$(0.15)	$0.28

Weighted average number of shares, basic and diluted	8	20,000	20,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Three Month Period Ended March 31, 2017 (unaudited)	Three Month Period Ended March 31, 2016 (unaudited)
OPERATING ACTIVITIES:
Net (loss)/income		$(3,007)	$5,674
Adjustments to reconcile net (losss)/income to net cash provided by operating activities:
Non-cash adjustments		6,787	9,665
Decrease /(increase) in operating assets		15,323	(5,387)
Increase in operating liabilities		4,735	8,176
Payments for drydock and special survey costs		(1,990)	(523)

Net cash provided by operating activities		21,848	17,605

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets	3	(1,707)	(2,417)
Deposits for vessels, port terminals and other fixed assets		(14,348)	(17,837)

Net cash used in investing activities		(16,055)	(20,254)

FINANCING ACTIVITIES:
Repayments of long-term debt	5	(17)	(15)
Payments of obligations under capital leases	3	(910)	(394)
Proceeds from Notes Payable		709	10,910
Repayment of Notes Payable		(1,027)	—

Net cash (used in)/ provided by financing activities		(1,245)	10,501

Net increase in cash and cash equivalents		4,548	7,852

Cash and cash equivalents, beginning of period		65,182	81,507

Cash and cash equivalents, end of period		$69,730	$89,359

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$215	$—
Non cash investing and financing activities:
Acquisition of vessels, port terminals and other fixed assets, net		$—	$(114)
Deposits for vessels, port terminals and other fixed assets		$(2,075)	$(621)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
Balance December 31, 2015	20,000	$20	$303,441	$32,552	$336,013
Net income	—	—	—	5,674	5,674

Balance March 31, 2016 (unaudited)	20,000	$20	$303,441	$38,226	$341,687

Balance December 31, 2016	20,000	$20	$303,441	$42,709	$346,170
Net (loss)	—	—	—	(3,007)	(3,007)

Balance March 31, 2017 (unaudited)	20,000	$20	$303,441	$39,702	$343,163

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Logistics’ consolidated statements of financial position, statements of changes in equity, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes included in Navios Logistics’ 2016 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b) Principles of Consolidation:

The accompanying interim condensed consolidated financial statements include the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

(c) Recent Accounting Pronouncements:

In March 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-08, “Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20)”. This update amends the amortization period for certain purchased callable debt securities held at a premium and shortens the amortization period for the premium to the earliest call date. The amendments in this update affect all entities that hold investments in callable debt securities that have an amortized cost basis in excess of the amount that is repayable by the issuer at the earliest call date (that is, at a premium). For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity should apply the amendments in this update on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Additionally, in the period of adoption, an entity should provide disclosures about a change in accounting principle. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In March 2017, FASB issued ASU 2017-07, “Compensation—Retirement Benefits (Topic 715)”. This update improves the presentation of net periodic pension cost and net periodic postretirement benefit cost and includes amendments to the Overview and Background Sections of the FASB Accounting Standards Codification. The amendments in this update apply to all employers that offer to their employees defined benefit pension plans, other postretirement benefit plans, or other types of benefits accounted for under Topic 715. The amendments in this update are effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

In February 2017, FASB issued ASU 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)”. This update clarifies the scope of Subtopic 610-20 “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets” and provides guidance for partial sales of nonfinancial assets. Subtopic 610-20, which was issued in May 2014 as a part of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The amendments in ASU 2017-05 are effective at the same time as the amendments in ASU 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concern expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-01, “Business Combinations” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized at a time before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In December 2016, FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The amendments in this ASU affect narrow aspects of the guidance issued in ASU 2014-09, which is not yet effective, and are of a similar nature to the items typically addressed in the Technical Corrections and Improvements project. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”, defers the effective date of Update 2014-09 by one year, as noted below.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

In August 2016, FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

Subsidiaries:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Subsidiaries included in the consolidation:

				Statement of Operations
	Country of		Percentage of	Period Ended March 31,
Company Name	Incorporation	Nature	Ownership	2017	2016
Corporacion Navios S.A.	Uruguay	Port Facility-Owning Company	100%	1/1-3/31	1/1-3/31
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-3/31	1/1-3/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-3/31	1/1-3/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-3/31	1/1-3/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-3/31	1/1-3/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-3/31	1/1-3/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-3/31	1/1-3/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-3/31	1/1-3/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-3/31	1/1-3/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-3/31	1/1-3/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-3/31	1/1-3/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-3/31	1/1-3/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-3/31	1/1-3/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-3/31	1/1-3/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-3/31	1/1-3/31
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-3/31	1/1-3/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-3/31	1/1-3/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-3/31	1/1-3/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-3/31	1/1-3/31
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-3/31	1/1-3/31
Delta Naval Trade S.A.	Panama	Tanker-Owning Company	100%	1/1-3/31	—

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consisted of the following:

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$475,380	$(150,040)	$325,340
Additions	1,585	(4,463)	(2,878)
Disposals	(3,323)	3,323	—

Balance March 31, 2017	$473,642	151,180	322,462

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$80,103	$(15,823)	$64,280
Additions	52	(553)	(501)

Balance March 31, 2017	$80,155	(16,376)	63,779

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$29,121	$(11,568)	$17,553
Additions	36	(93)	(57)

Balance March 31, 2017	$29,157	(11,661)	17,496

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$5,613	$(3,297)	$2,316
Additions	34	(115)	(81)

Balance March 31, 2017	$5,647	(3,412)	2,235

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$590,217	$(180,728)	$409,489
Additions	1,707	(5,224)	(3,517)
Disposals	(3,323)	3,323	—

Balance March 31, 2017	$588,601	(182,629)	405,972

Certain assets of the Company have been pledged as collateral for a loan facility. As of March 31, 2017, and December 31, 2016, the net book value of such assets was $614 and $650, respectively.

On June 30, 2015, Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5,325 and $5,150, respectively, payable at the end of the extended period. The lease payments during the three month periods ended March 31, 2017 and 2016 for both vessels were $910 and $394, respectively. See also Note 11.

The following is an analysis of the leased property under capital leases:

Vessels	March 31, 2017
San San H and Ferni H	$32,753
Less: Accumulated amortization	(4,559)

Net book value	$28,194

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Future minimum lease payments under capital leases together with the present value of the future minimum lease payments as of March 31, 2017, are as follows:

Payment Due by Period	March 31, 2017
March 31, 2018	$2,190
March 31, 2019	2,937
March 31, 2020	7,463
March 31, 2021	5,317

Total future minimum lease payments (1)	17,907
Less: amount representing interest (2)	(1,200)

Present value of future minimum lease payments (3)	$16,707

(1)	There are no minimum sublease rentals to be reduced by minimum payments.
(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.
(3)	Reflected in the balance sheet as obligations under capital leases.

In February 2017, two self-propelled barges of our fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. Sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period.

Future minimum collections of Note receivable as of March 31, 2017, are as follows:

Collections Due by Period	March 31, 2017
March 31, 2018	$218
March 31, 2019	229
March 31, 2020	115
March 31, 2021	111
March 31, 2022	168
March 31, 2023	38
March 31, 2024	131
Total future minimum note receivable collections	1,010
Less: amount representing interest	(105)

Present value of future minimum Note receivable collections (1)	$905

(1)	Reflected in the balance sheet as Note receivable current and non-current.

Deposits for vessels, port terminals and other fixed assets

On February 11, 2014, Navios Logistics entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7,344 for each pushboat. As of March 31, 2017 and December 31, 2016, Navios Logistics had paid $20,160 and $16,156, respectively, for the construction of the new pushboats which are expected to be delivered in the third quarter of 2017. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of the three new pushboats amounted to $2,235 and $1,934 as of March 31, 2017 and December 31, 2016, respectively.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of $13,257 (€12,400). As of March 31, 2017, Navios Logistics had paid $1,346. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of the vessel amounted to $4 as of March 31, 2017. The vessel is expected to be delivered in the first quarter of 2018. Navios Logistics has secured a credit from the shipbuilder to finance up to 50% of the purchase price, with a maximum amount of €6,200 ($6,656).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of March 31, 2017 and December 31, 2016, Navios Logistics had paid $131,808 and $120,735, respectively, for the expansion of its dry port in Uruguay, which is currently an asset under construction. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the expansion of dry port amounted to $8,697 and $6,862 as of March 31, 2017 and December 31, 2016, respectively.

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL, NET

Intangible assets as of March 31, 2017 and December 31, 2016 consisted of the following:

March 31, 2017	Acquisition Cost	Accumulated Amortization	Net Book Value March 31, 2017
Trade name	$10,420	$(9,639)	$781
Port terminal operating rights (1)	53,152	(10,324)	42,828
Customer relationships	36,120	(17,044)	19,076

Total intangible assets	$99,692	$(37,007)	$62,685

December 31, 2016	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2016
Trade name	$10,420	$(9,378)	$1,042
Port terminal operating rights (1)	53,152	(10,162)	42,990
Customer relationships	36,120	(16,601)	19,519

Total intangible assets	$99,692	$(36,141)	$63,551

(1)	As of March 31, 2017, Navios Logistics had paid $17,000 for the expansion of its dry port terminal in Uruguay.

Amortization expense for the three month period ended March 31, 2017 amounted to $866, ($952 for the three month period ended March 31, 2016).

The aggregate amortization of intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$781	$—	$—	$—	$—	$—	$781
Port terminal operating rights	898	994	994	994	994	37,954	42,828
Customer relationships	1,775	1,775	1,775	1,775	1,775	10,201	19,076

Total	$3,454	$2,769	$2,769	$2,769	$2,769	$48,155	$62,685

NOTE 5: BORROWINGS

Borrowings consisted of the following:

	March 31, 2017	December 31, 2016
Senior notes	$375,000	$375,000
BBVA loan	25,000	25,000
Notes payable	34,129	34,447
Loan for Nazira	304	321

Total borrowings	434,433	434,768
Less: current portion	(7,334)	(6,351)
Less: deferred financing costs, net	(6,560)	(6,820)

Total long-term borrowings	$420,539	$421,597

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Senior Notes

On April 22, 2014, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and together with Navios Logistics, the “Co-Issuers”) issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Senior Notes were partially used to redeem any and all of Navios Logistics then-outstanding 9.25% Senior Notes due 2019 (the “2019 Senior Notes”) and pay related transaction fees and expenses. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte S.A. (“Terra Norte”), which do not guarantee the 2022 Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Interest expense associated with the 2022 Senior Notes amounted to $6,797 for the three month period ended March 31, 2017, ($6,797 for the three month period ended March 31, 2016).

The indenture contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The 2022 Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of March 31, 2017, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of March 31, 2017, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $34,129.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Interest expense associated with the Notes Payable amounted to $453 and $69 for the three month period ended March 31, 2017, and 2016 respectively.

Other Indebtedness

On December 15, 2016, Navios Logistics entered into a facility with Banco Bilbao Vizcayan Argentaria Uruguay S.A. (“BBVA”) for an amount of $25,000, for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, starting on June 19, 2017, and secured by assignments of certain receivables. As of March 31, 2017, the outstanding amount of the loan was $25,000.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of March 31, 2017, the outstanding loan balance was $304 ($321 as of December 31, 2016). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral.

The Company was in compliance with all the covenants as of March 31, 2017.

The maturity table below reflects future payments of the long-term debt outstanding as of March 31, 2017, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
March 31, 2018	$7,334
March 31, 2019	8,637
March 31, 2020	9,681
March 31, 2021	10,782
March 31, 2022	11,404
March 31, 2023 and thereafter	386,595

Total	$434,433

NOTE 6: COMMITMENTS AND CONTINGENCIES

As of March 31, 2017, the Company had operating lease obligations related to chartered-in barges amounting to $532 until March 2020.

As of March 31, 2017, the Company had obligations related to the construction of three new pushboats, the expansion of its dry port facility and the construction of a river and estuary tanker (including supervision costs) of $7,268, $1,715 and $12,291, respectively, until the first quarter of 2018.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2018.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Company had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. Related to this arbitration, the Company issued a letter of credit amounting to $2,900 and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale has been ordered to pay Navios Logistics $21,500, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. The full amount had been received in March 2017, and the collateralized cash amount of $2,900, was released.

On March 30, 2016, the Company received written notice from Vale stating that Vale will not be performing the service contract entered into between CNSA and Vale on September 27, 2013, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. The Company initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

NOTE 7: TRANSACTIONS WITH RELATED PARTIES

At March 31, 2017 and December 31, 2016, the amounts from / (due to) affiliate companies were as follows:

	March 31, 2017	December 31, 2016
Navios Holdings	$98	$(54)

Amounts from/(due to) affiliate companies do not accrue interest and do not have a specific due date for their settlement.

General and administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In April 2016, the Company extended the duration of the Administrative Services Agreement until December 31, 2021. Total general and administrative fees charged for the three month period ended March 31, 2017 amounted to $250, ($250 for the three month period ended March 31, 2016).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $17 for the three month period ended March 31, 2017, ($1, for the three month period ended March 31, 2016), and amounts payable amounted to $9 as of March 31, 2017 and $6 as of December 31, 2016.

NOTE 8: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of March 31, 2017 and December 31, 2016, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 9: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income attributable to common stockholders to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. Its dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a contract of affreightment (“CoA”) basis.

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels, a bunker vessel and a river and estuary tanker expected to be delivered in the first quarter of 2018. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Unallocated interest

This reconciling item represents the interest expense resulting from the 2022 Senior Notes, which has not yet been fully allocated to the segments due to the fact that the amount received had been maintained at the corporate level and not utilized by an operating segment as of March 31, 2016.

Inter-segment transactions, if any, are accounted for at current market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the three and nine month periods ended March 31, 2017 and 2016:

	Port Terminal Business Segment for the Three Month Period Ended March 31, 2017	Cabotage Business Segment for the Three Month Period Ended March 31, 2017	Barge Business Segment for the Three Month Period Ended March 31, 2017	Total
Time charter, voyage and port terminal revenues	$7,576	$9,229	$18,984	$35,789
Sales of products	8,012	—	—	8,012
Time charter, voyage and port terminal expenses	(2,740)	(510)	(3,317)	(6,567)
Direct vessel expenses	—	(8,376)	(9,152)	(17,528)
Cost of products sold	(7,453)	—	—	(7,453)
Depreciation and amortization	(807)	(810)	(4,473)	(6,090)
General and administrative expenses	(933)	(294)	(2,294)	(3,521)
Interest expense and finance cost, net	(452)	(1,137)	(4,192)	(5,781)
Gain on sale of assets	—	—	1,030	1,030
Other expense, net	(105)	(857)	(420)	(1,382)

Income/(loss) before income taxes	3,098	(2,755)	(3,834)	(3,491)
Income tax (expense)/benefit	—	(81)	565	484

Net income/(loss)	$3,098	$(2,836)	$(3,269)	$(3,007)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Three Month Period Ended March 31, 2016	Cabotage Business Segment for the Three Month Period Ended March 31, 2016	Barge Business Segment for the Three Month Period Ended March 31, 2016	Unallocated Interest for the Three Month Period Ended March 31, 2016	Total
Time charter, voyage and port terminal revenues	$8,400	$12,591	$26,589	$—	$47,580
Sales of products	7,639	—	—	—	7,639
Time charter, voyage and port terminal expenses	(2,935)	(260)	(4,516)	—	(7,711)
Direct vessel expenses	—	(8,574)	(8,125)	—	(16,699)
Cost of products sold	(6,826)	—	—	—	(6,826)
Depreciation and amortization	(1,113)	(702)	(4,859)	—	(6,674)
General and administrative expenses	(628)	(265)	(2,405)	—	(3,298)
Interest expense and finance cost, net	(312)	(1,252)	(4,034)	(606)	(6,204)
Other expense, net	(37)	(476)	(644)	—	(1,157)

Income/(loss) before income taxes	4,188	1,062	2,006	(606)	6,650
Income tax expense	—	(254)	(722)	—	(976)

Net income/(loss)	$4,188	$808	$1,284	$(606)	$5,674

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $343,968 and $341,496 at March 31, 2017 and December 31, 2016, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $213,083 and $202,568 as of March 31, 2017 and December 31, 2016, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $19,857 and $20,561 as of March 31, 2017 and December 31, 2016, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $42,828 and $42,990 as of March 31, 2017 and December 31, 2016, respectively.

As of March 31, 2017 and December 31, 2016, goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value of the 2022 Senior Notes is presented net of deferred financing costs. The 2022 Senior Notes are fixed rate borrowings and their fair value was determined based on quoted market prices, excluding the effect of any deferred finance costs.

Note receivable: The carrying amount of the Note receivable approximates its fair value.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Capital leases and long term debt: The capital leases and long-term debt are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2017		December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$69,730	$69,730	$65,182	$65,182
Restricted cash	$—	$—	$2,900	$2,900
Note receivable, including current portion	$905	$905	$—	$—
Senior notes	$(368,440)	$(369,143)	$(368,180)	$(355,781)
Notes payable, including current portion	$(34,129)	$(34,129)	$(34,447)	$(34,447)
Capital lease obligations, including current portion	$(16,707)	$(16,707)	$(17,617)	$(17,617)
Long-term debt, including current portion	$(25,304)	$(25,304)	$(25,321)	$(25,321)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at March 31, 2017
	Total	Level I	Level II	Level III
Cash and cash equivalents	$69,730	$69,730	$—	$—
Note receivable(2)	$905	$—	$905	$—
Senior notes	$(369,143)	$(369,143)	$—	$—
Notes payable(1)	$(34,129)	$—	$(34,129)	$—
Capital lease obligations(1)	$(16,707)	$—	$(16,707)	$—
Long-term debt(1)	$(25,304)	$—	$(25,304)	$—

	Fair Value Measurements at December 31, 2016
	Total	Level I	Level II	Level III
Cash and cash equivalents	$65,182	$65,182	$—	$—
Restricted cash	$2,900	$2,900	$—	$—
Senior notes	$(355,781)	$(355,781)	$—	$—
Notes payable(1)	$(34,447)	$—	$(34,447)	$—
Capital lease obligations(1)	$(17,617)	$—	$(17,617)	$—
Long-term debt(1)	$(25,321)	$—	$(25,321)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.
(2)	The fair value of the Company’s Note receivable is estimated considering the counterparty’s creditworthiness.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED NOTES TO THE CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 11: SUBSEQUENT EVENTS

On May 18, 2017, Navios Logistics acquired two product tankers, Ferni H (16,871 DWT) and San San H (16,871 DWT) for $11,239 which were previously under capital lease with an obligation to purchase in 2020. The remaining capital lease obligation was terminated after the acquisition of the vessels. The acquisition of the two product tankers was financed with a $14,000 five year term loan. The term loan bears interest at a rate of LIBOR (180 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2017	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Facility Agreement, dated as of May 17, 2017, among Navarra Shipping Corporation and Pelayo Shipping Corporation, as borrowers, and Alpha Bank A.E., as lender.